EXHIBIT 21.1

Subsidiaries of the Issuer

Name of Subsidiary	State of Organization
ThermoEnergy Power Systems, LLC (85%)	Delaware

Babcock-Thermo Carbon Capture, LLC (42.5%)	Delaware

Cast Acquisition Corp.	Delaware

CASTion Corporation (97%)	Massachusetts

United Power Alliance LLC (50%)	Delaware